NOCOPI TECHNOLOGIES, INC.
9C PORTLAND ROAD
WEST CONSHOHOCKEN, PA 19428

June 24, 2005

Via Filing on Edgar

Derek Swanson
O. Nicole Holden
450 Fifth Street, NW
Washington D.C. 520549

Re:	Form 10-KSB for the fiscal year ended December 31, 2004 Filed: March 31, 2005 File No. 000-20333

     Dear Mr. Swanson and Ms. Holden:

          Reference is hereby made to our conversation regarding the 10-KSB filed by Nocopi Technologies, Inc. (the “Company”) on March 31, 2005. In accordance with your request, attached hereto as Exhibit A, are the proposed revisions to the Company’s 10-KSB to be included in a future 10-KSB Amendment. Once we receive your approval of the revisions set forth in Exhibit A, we will prepare and file an Amendment to the 10-KSB to reflect such revisions.

Very truly yours,

/s/ Rudolph A. Lutterschmidt
Rudolph A. Lutterschmidt
Vice President, CFO and CAO

/s/ Michael A. Feinstein, M.D.
Michael A. Feinstein, M.D.
CEO

EXHIBIT A

ITEM 6. MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

ITEM 8. CONTROLS AND PROCEDURES

The Company’s ~~management carried out an evaluation, under the supervision and with the participation of the Company’s principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2004. Based on the evaluation, the Company’s principal executive officer and principal financial officer concluded that our disclosure controls and procedures~~ disclosure controls and procedures are designed to provide reasonable assurance that material information required to be included in ~~our~~its periodic SEC reports is recorded, processed, summarized and reported within the time periods specified in the relevant SEC rules and forms. .The Company has carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures pursuant to Exchange Act Rule 13a-15. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded, as of the end of the period covered by this report, that the Company’s disclosure controls and procedures are effective.

~~In addition, the Company reviewed its internal controls, and there~~There have been no ~~significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of their last evaluation.~~ changes in the Company’s internal controls during our fourth fiscal quarter of 2004 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.